                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                               HELP AT HOME, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  422 913 103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Frank D. Zaffere
                                HAH Holdings LLC
                        676 N. Michigan Ave., Suite 3000
                               Chicago, IL 60611
                                 (312) 943-0900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 August 3, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 422 913 103             13D                        PAGE 2  OF  4 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    HAH Holdings LLC
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    BK
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    959,999
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    959,999
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     959,999
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.91%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     00
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, par value $0.02 per share (the "Common Stock"), of Help at Home, Inc. ("Help at Home"), which has its principal executive office at 223 W. Jackson Blvd., Suite 500, Chicago, IL 60601.


ITEM 2. IDENTITY AND BACKGROUND

     HAH Holdings LLC, a Delaware limited liability company ("HAH Holdings" and "Reporting Person"), was formed solely for the purpose of acquiring a controlling interest in Help at Home. Such acquisition was made pursuant to a Stock Purchase Agreement dated July 31, 2000 by and between HAH Holdings and Louis Goldstein ("Goldstein"), whereby HAH Holdings purchased 959,999 shares of Common Stock from Goldstein at $1.85 per share for a total purchase price of $1,775,998.15. The business address and principal office address of the Reporting Person and of persons named below is 676 N. Michigan Ave., Suite 3000, Chicago, IL 60611. Each of the individuals listed below is a U.S. citizen.

          The following individuals are the executive officers of HAH Holdings:
          (i) Lloyd Baretz, Chairman and Chief Executive Officer; (ii) Ron Berthiaume, President and Treasurer; and (iii) Frank Zaffere, Secretary. HAH Holdings' board of managers consists of Lloyd Baretz, Ron Berthiaume and Frank Zaffere. Each of the officers and managers is an employee of LJB Holdings LLC, an Illinois limited liability company ("LJB"), which is a holding company with investments in financial services and other companies and, through one or more intermediaries, controls HAH Holdings.

     To the knowledge of the Reporting Person, during the last five years, neither the Reporting

Person, nor the executive officers and managers of HAH Holdings have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     HAH Holdings purchased 959,999 shares of Common Stock from Louis Goldstein at $1.85 per share for a total purchase price of $1,775,998.15. The purchase price was made available to HAH Holdings in the form of a loan from LJB. Such funds were made available to LJB by American National Bank and Trust Company of Chicago ("Lender") in the form of a $2,000,000 unsecured loan that will mature on November 30, 2000 and bears interest at 1% per annum in excess of the Lender's prime rate (the "Loan"). The Loan will be personally guaranteed by Lloyd J. Baretz. HAH Holdings may assume LJB's obligations for the $2,000,000 unsecured loan.


ITEM 4. PURPOSE OF TRANSACTION

     HAH Holdings acquired 959,999 shares of Common Stock to obtain a controlling interest in Help at Home. HAH Holdings currently intends to acquire the Common Stock not already owned by HAH Holdings by seeking the approval of an Acquisition Agreement from Help at Home's board of directors (the "Board") pursuant to which HAH Holdings will make a tender offer for all remaining shares of Common Stock. If the tender offer does not result in HAH Holdings' ownership of 100% of the Common Stock, then, pursuant to the Acquisition Agreement, HAH Holdings would cause Help at Home to merge with HAH Holdings, or a subsidiary of HAH Holdings, and, as a result, Help at Home's stockholders would receive cash in exchange for their shares of Common Stock upon the completion of the merger. Additionally, HAH Holdings may propose that Help at Home make a tender offer for its own shares in order to retire a portion of the Common Stock not already owned by HAH Holdings. The foregoing transactions, if completed, will allow Help at Home to terminate its status as a reporting company under the Securities Exchange Act of 1934.

     As a result of HAH Holdings' acquisition of the Common Stock, Louis Goldstein resigned from the Board on August 3, 2000, leaving a vacancy on the Board. HAH Holdings may ask the Board to fill the vacancy on the Board with a person designated by HAH Holdings. Further, HAH Holdings may seek other changes in the composition of the Board at or prior to Help at Home's annual meeting of stockholders.

     In addition, the acquisition of the Common Stock could result in (i) changes in the capitalization or dividend policy of Help at Home, (ii) changes in Help at Home's Charter and/or Bylaws that may impede the acquisition of control of Help at Home by any person other than HAH Holdings, (iii) changes in Help at Home's corporate or business structure, including, but not limited to, liquidation or reorganization, (iv) a sale or transfer of a material amount of assets of Help at Home or of any of Help At Home's subsidiaries, (v) HAH Holdings' acquisition of additional shares of Common Stock or other securities through open market purchases, privately negotiated transactions or comparable transactions, or otherwise or (vi) other events comparable to those enumerated above. Furthermore, while it is not HAH Holdings' present intention to do so, HAH Holdings may dispose of some or all of the shares of Common Stock held by it. Although the foregoing represents the range of activities that may be taken by HAH Holdings with respect to Help at Home, the possible activities of HAH Holdings are subject to change at any time.

ITEM 5. INTERESTS IN SECURITIES OF ISSUER

     HAH Holdings is the beneficial owner of 959,999 shares of Common Stock. Such shares of Common Stock constitute 51.91% of the issued and outstanding Common Stock. HAH Holdings has the sole power to vote and dispose of such shares of Common Stock, in addition to the sole right to receive or direct dividends, and to receive proceeds from the sale of, such Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1 Term Note (Unsecured) by and between LJB Holdings LLC and American National Bank and Trust Company of Chicago.

         Exhibit 2  Lloyd J. Baretz's personal quarantee for the Loan.

                                    SIGNATURE

     After reasonable inquiry to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: August 10, 2000


HAH HOLDINGS LLC



/s/ Frank D. Zaffere
-------------------------
By: Frank D. Zaffere
Its: Secretary

                                                EXHIBIT 1
                                                AMERICAN NATIONAL BANK
                                                AND TRUST COMPANY OF CHICAGO
--------------------------------------------------------------------------------
                              TERM NOTE (UNSECURED)
--------------------------------------------------------------------------------
$2,000,000.00                               CHICAGO, ILLINOIS  August 1, 2000
                                                        DUE:   November 30, 2000

         FOR VALUE RECEIVED, the undersigned (jointly and severally if more than one) ("Borrower"), promises to pay to the order of American National Bank and Trust Company of Chicago ("Bank"), at its principal place of business in Chicago, Illinois or such other place as Bank may designate from time to time hereafter, the principal sum of Two Million and 00/100 Dollars, or such lesser principal sum as may then be owed by Borrower to Bank hereunder.

         Borrower's obligations and liabilities to Bank under this Note ("Borrower's Liabilities") shall be due and payable on November 30, 2000.

         The unpaid principal balance of Borrower's Liabilities due hereunder shall bear interest from the date of disbursement until paid, computed at a daily rate equal to the daily rate equivalent of 1.00% per annum in excess of the rate of interest announced from time to time by Bank or its parent as its prime rate of interest, which is not necessarily the lowest rate charged to its customer (the "Prime Rate") (computed on the basis of a 360-day year and actual days elapsed); provided, however, that in the event that any of Borrower's Liabilities are not paid when due, the unpaid amount of Borrower's Liabilities shall bear interest after the due date until paid at a rate equal to the sum of the rate that would otherwise be in effect plus 3%.

         The rate of interest to be charged by Bank to Borrower shall change from time to time when and as the Prime Rate changes.

         Accrued interest shall be payable by Borrower to Bank on the same day of each month, and at maturity, commencing with the last day of August, 2000, or as billed by Bank to Borrower, at Bank's principal place of business, or at such other place as Bank may designate from time to time hereafter. After maturity, accrued interest on all of Borrower's Liabilities shall be due and payable on demand.

         Borrower warrants and represents to Bank that Borrower shall use the proceeds represented by this Note solely for proper business purposes and consistently with all applicable laws and statutes.

         Borrower warrants and represents to Bank that upon the occurrence of Lloyd J. Baretz acquiring 100% ownership of Help at Home, Inc., Borrower shall factor the receivables of Help at Home, Inc. to the Borrower's outstanding obligation and liabilities to the Bank.

         Borrower warrants and represents to and covenants with Bank that Borrower shall furnish to Bank: (a) as soon as available but not later than 90 days after the end of each calendar year, the signed personal financial statement of Lloyd J. Baretz; and (b) such other data and information (financial and otherwise) as Bank, from time to time, may request.

         Any deposits or other sums at any time credited by or payable or due from Bank to Borrower, or any monies, cash, cash equivalents, securities, instruments, documents or other assets of Borrower in the possession or control of Bank or its bailee for any purpose, may be reduced to cash and applied by Bank to or setoff by Bank against Borrower's Liabilities.

         The occurrence of any one of the following events shall constitute a default by the Borrower ("Event of Default") under this Note: (a) if Borrower fails to pay any of Borrower's Liabilities when due and payable or declared due and payable (whether by scheduled maturity, required payment, acceleration, demand or otherwise); (b) if Borrower or any guarantor of any of Borrower's Liabilities fails or neglects to perform, keep or observe any term, provision, condition, covenant, warranty or representation contained in this Note; (c) occurrence of a default or an event of default under any agreement, instrument or document heretofore, now or at any time hereafter delivered by or on behalf of Borrower to Bank; (d) occurrence of a default or an event of default under any agreement, instrument or document heretofore, now or at any time hereafter delivered to Bank by any guarantor of Borrower's Liabilities or by any person or entity which has granted to Bank a security interest or lien in and to some or all such person's or entity's real or personal property to secure the payment of Borrower's Liabilities; (e) if any of Borrower's assets are attached, seized, subjected to a writ, or are levied upon or become subject to any lien or come within the possession of any receiver, trustee, custodian or assignee for the benefit of creditors; (f) if a notice of lien, levy or assessment is filed of record or given to Borrower with respect to all or any of Borrower's assets by any federal, state or local department or agency; (g) if Borrower or any guarantor of Borrower's Liabilities becomes insolvent or generally fails to pay or admits in writing its inability to pay debts as they become due, if a petition under Title 11 of the United States Code or any similar law or regulation is filed by or against Borrower or any such guarantor, if Borrower or any such guarantor shall make an assignment for the benefit of creditors, if any case or proceeding is filed by or against Borrower or any such guarantor for its dissolution or liquidation, or if Borrower or any such guarantor is enjoined, restrained or in any way prevented by court order from conducting all or any material part of its business affairs; (h) the death or incompetency of Borrower or any guarantor of Borrower's Liabilities, or the appointment of a conservator for all or any portion of Borrower's assets; (i) the revocation, termination or cancellation of any guaranty of Borrower's Liabilities without written consent of Bank; (j) if a contribution failure occurs with respect to any pension plan maintained by Borrower or any corporation, trade or business that is, along with Borrower, a member of a controlled group of corporations or a controlled group of trades or businesses (as described in Sections 414(b) and (c) of the Internal Revenue Code of 1986 or Section 4001 of the Employee Retirement Income Security Act of 1974, as amended, "ERISA") sufficient to give rise to a lien under Section 302(f) of ERISA; (k) if Borrower or any guarantor of Borrower's Liabilities is in default in the payment of any obligations, indebtedness or other liabilities to any third party and such default is declared and is not cured within the time, if any, specified therefor in any agreement governing the same; (l) if any material statement, report or certificate made or delivered by Borrower, any of Borrower's partners, officers, employees or agents or any guarantor of Borrower's Liabilities is not true and correct; or (m) if Bank is reasonably insecure.

         Upon the occurrence of an Event of Default, at Bank's option, without notice by Bank to or demand by Bank of Borrower, all of Borrower's Liabilities shall be immediately due and payable.

         All of Bank's rights and remedies under this Note are cumulative and non-exclusive. The acceptance by Bank of any partial payment made hereunder after the time when any of Borrower's Liabilities become due and payable will not establish a custom or waive any rights of Bank to enforce prompt payment hereof. Bank's failure to require strict performance by Borrower of any provision of this Note shall not waive, affect or diminish any right of Bank thereafter to demand strict compliance and performance therewith. Any waiver of an Event of Default hereunder shall not suspend, waive or affect any other Event of Default hereunder. Borrower and every endorser waive presentment, demand and protest and notice of presentment, protest, default, non-payment, maturity, release, compromise, settlement, extension or renewal of this Note, and hereby ratify and confirm whatever Bank may do in this regard. Borrower further waives any and all notice or demand to which Borrower might be entitled with respect to this Note by virtue of any applicable statute or law (to the extent permitted by law).

         Borrower agrees to pay, immediately upon demand by Bank, any and all costs, fees and expenses (including reasonable attorneys' fees, costs and expenses) incurred by Bank (i) in enforcing any of Bank's rights hereunder, and
(ii) in representing Bank in any litigation, contest, suit or dispute, or to commence, defend or intervene or to take any action with respect to any litigation, contest, suit or dispute (whether instituted by Bank, Borrower or any other person) in any way relating to this Note or Borrower's Liabilities, and to the extent not paid the same shall become part of Borrower's Liabilities.

         This Note shall be deemed to have been submitted by Borrower to Bank and to have been made at Bank's principal place of business. This Note shall be governed and controlled by the internal laws of the State of Illinois and not the law of conflicts.

         TO INDUCE BANK TO ACCEPT THIS NOTE, BORROWER IRREVOCABLY AGREES THAT, SUBJECT TO BANK'S SOLE AND ABSOLUTE ELECTION, ALL ACTIONS OR PROCEEDINGS IN ANY WAY, MANNER OR RESPECT, ARISING OUT OF OR FROM OR RELATED TO THIS NOTE SHALL BE LITIGATED IN COURTS HAVING SITUS WITHIN THE CITY OF CHICAGO, STATE OF ILLINOIS. BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY LOCAL, STATE OR FEDERAL COURT LOCATED WITHIN SAID CITY AND STATE. BORROWER HEREBY WAIVES ANY RIGHT IT MAY HAVE TO TRANSFER OR CHANGE THE VENUE OF ANY LITIGATION BROUGHT AGAINST BORROWER BY BANK IN ACCORDANCE WITH THIS PARAGRAPH.

         BORROWER IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR PROCEEDING (i) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH THIS NOTE OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH, OR
(ii) ARISING FROM ANY DISPUTE OR CONTROVERSY IN CONNECTION WITH OR RELATED TO THIS NOTE OR ANY SUCH AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT, AND AGREES THAT ANY SUCH ACTION, SUIT, COUNTERCLAIM OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.



                                                     Borrower:
Address:  676 N. Michigan Ave., Suite 3000
          Chicago, Illinois  60611                   LJB Holdings LLC
                                                     By:  /s/ Lloyd Baretz
                                                     Its: Manager


1158504

                                                EXHIBIT 2
                                                AMERICAN NATIONAL BANK
                                                AND TRUST COMPANY OF CHICAGO
--------------------------------------------------------------------------------
                                    GUARANTY
--------------------------------------------------------------------------------

         WHEREAS, LJB Holdings L.L.C., a limited liability company organized under the laws of Illinois; with principal offices located at 676 N. MICHIGAN AVE., 30TH FLR, CHICAGO, IL 60611 (hereafter referred to as the "Borrower"), desires or may desire at some time and/or from time to time to obtain financial accommodation from AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO (hereafter referred to as the "Bank"); and

         WHEREAS, the undersigned guarantor is an individual(s) desiring to induce the Bank at its option, at any time, or from time to time, to extend financial accommodation to the Borrower (said undersigned individual(s) is severally hereinafter referred to as the "undersigned").

1. NOW THEREFORE, FOR VALUE RECEIVED, and in consideration of advances, credit or other financial accommodation heretofore, now or hereafter at any time extended to the Borrower by the Bank, the undersigned (jointly and severally if there is more than one guarantor) hereby unconditionally guarantee(s) the full and prompt payment to the Bank at maturity, whether by acceleration or otherwise, and at all times thereafter of any and all "Indebtedness". "Indebtedness" shall mean obligations and liabilities of every kind and nature of the Borrower to the Bank (including all indebtedness, obligations and liabilities of partnerships, created or arising while the Borrower is or was a member thereof), including principal and interest, however evidenced, whether now existing or hereafter created or arising, directly or indirectly, primary or secondary, absolute or contingent, due or to become due, or joint or several, and however owned, held or acquired, whether through discount, overdraft, returned checks, purchase, direct loan or as collateral, or otherwise.

         The undersigned further unconditionally guarantees the prompt, full and faithful performance and discharge by the Borrower of all of the terms, conditions, agreements, representations and warranties on the part of the Borrower contained in any agreement, or in any modification or addenda thereto or substitution thereof in connection with any advance, credit or financial accommodation afforded by the Bank to the Borrower.

         The undersigned further agree(s) to pay all expenses, including, without limitation, legal fees and court costs paid or incurred by the Bank in endeavoring to collect the Indebtedness, or any part thereof, in enforcing this guaranty, arising out of any post-judgment proceedings, or in defending any suit based on any act or omission of the Bank with respect to the Indebtedness, collateral, or this guaranty or in connection with any Recovery Claim hereinbelow defined (hereafter, collectively referred to as "Expenses").

2. The term "Guaranteed Debt," as used herein, shall be deemed to mean an amount equal to all of the Indebtedness plus all Expenses and all interest on the Indebtedness.

3. In case of the death, incompetence, dissolution, liquidation or insolvency (however evidenced) of the Borrower, a principal of the Borrower, or any guarantor of the Indebtedness or in case any bankruptcy, reorganization, debt arrangement or other proceeding under any bankruptcy or insolvency law, or any dissolution, liquidation or receivership proceeding, is instituted by or against the Borrower, or any of the undersigned or any other guarantor of the Indebtedness or the inability of the Borrower or any of the undersigned to pay debts as they mature, or in case of the assignment by the Borrower or any of the undersigned for the benefit of creditors, then upon the occurrence of any such event, all Guaranteed Debt then existing shall at the option of the Bank, without notice to anyone, immediately become due or accrued and be payable from the undersigned (or any thereof if more than one guarantor).

4. All payments received from whatever source shall be applied toward the payment of the Indebtedness in such order of application as the Bank may in its sole discretion, from time to time elect, and this determination shall be conclusive upon the undersigned.

5. Guarantor warrants and represents to and covenants with Bank that Guarantor shall furnish to Bank; (a) as soon as available but not later than 90 days after the end of each calendar year, a signed personal financial statement of the Guarantor; and (b) such other data and information (financial and otherwise) as Bank, from time to time, may request.

6. This guaranty shall in all respects be a continuing, absolute and unconditional guaranty, and shall remain in full force and effect with respect to each guarantor until written notice shall have been actually received by the Bank by first class or certified mail, of its discontinuance as to such guarantor, or of the death or dissolution of such guarantor, and also until all Guaranteed Debt created or existing before receipt of such notice shall have been fully paid. In case of any such discontinuance, or death or dissolution of any guarantor or guarantors and notice thereof to the Bank, this guaranty shall nevertheless continue and remain in force against the other guarantor or guarantors until discontinued as to such other guarantor or guarantors as herein provided. No compromise, settlement, release or discharge of, or indulgence with respect to, or failure, negligence or omission to enforce or exercise any right against, any one or more guarantors or the fact that at any time or from time to time, all the Guaranteed Debt may have been paid in full, shall release or discharge the undersigned. In the event of the death of the undersigned, this guaranty shall continue as to all Indebtedness theretofore incurred by the Borrower even though said Indebtedness is renewed or the time of maturity of Indebtedness is extended without the consent of the executors or administrators of the undersigned. This guaranty shall be valid, irrespective of the validity, regularity or enforceability of any instrument, writing or agreement relating to any Indebtedness, whether or not such Indebtedness is due or to become due before or after any bankruptcy or insolvency proceeding involving the Borrower.

7. The liability hereunder shall in no way be affected or impaired by any of the following, any or all of which may be done or omitted by the Bank in its sole discretion without notice to anyone and irrespective of whether the Guaranteed Debt shall be increased or decreased thereby (and said Bank is hereby expressly authorized in its sole discretion to make from time to time, without notice to anyone): any sale, pledge, surrender, compromise, settlement, exchange, release, renewal, extension, modification, election with respect to any collateral under Section 1111 or any other provision or section of the Bankruptcy Code now existing or hereinafter amended; or other disposition of or with respect to any of said Guaranteed Debt or any security or collateral therefor, whether or not such disposition is commercially reasonable or accomplished in a commercially reasonable manner; and such liability shall in no way be affected or impaired by any acceptance by the Bank of any security for, or other guarantors or obligors of, any of the Guaranteed Debt, or by any forbearance or indulgence by the Bank in the collection of, or any failure, negligence or omission on its part to realize upon any thereof, or to enforce any claims against any person or persons primarily or secondarily liable thereon, or upon any collateral or security therefor or to enforce any lien upon or right of appropriation of any moneys, credits or property of the Borrower in the possession and control of the Bank, or by an application of any payments or credits on the Guaranteed Debt. Any act or omission of any kind or at any time upon the part of the Bank with respect to any matter whatsoever shall not in any manner affect or impair this guaranty nor the liability thereunder. The undersigned hereby consents to all acts and omissions of the Bank set forth herein.

8. In order to hold the undersigned liable hereunder and to enforce this guaranty, there shall be no obligation on the part of the Bank at any time to resort for payment to the Borrower, or to any other guarantor, or any person, firm or corporation liable for the Guaranteed Debt, or to any collateral, security, property, liens or other rights or remedies of the Bank in respect to the Guaranteed Debt or any part thereof, all of which is hereby expressly waived by the undersigned.

9. All diligence in collection, and any presentment for payment, demand, protest and/or notice, as to any and everyone, of protest, dishonor, default or nonpayment, and notice of the creation and existence of any and all of the Guaranteed Debt, and of any security therefor, and of the acceptance of this guaranty, or extensions of credit or indulgences hereunder or of any other matters or things whatsoever relating hereto are expressly waived.

10. The granting of additional credit from time to time by the Bank to the Borrower in excess of the amount to which the right of recovery under this guaranty is limited or in excess of the amount extended to the Borrower at the time this guaranty is executed by the undersigned, without notice to the undersigned, is hereby expressly authorized and shall in no way affect or impair this guaranty.

11. To secure payment of the Guaranteed Debt, the undersigned grants to Bank a security interest in all property of the undersigned, including any and all cash, negotiable instruments, documents of title, chattel paper, securities, certificates of deposit, deposit accounts, other cash equivalents and other assets delivered currently herewith or now or at any time hereafter in transit to, or in the possession or control of the Bank, or any agent or bailee of Bank, and all proceeds of all such property. The undersigned agrees that the Bank shall have the rights and remedies of a secured party under the Uniform Commercial Code of Illinois with respect to all of the aforesaid property, including, without limitation thereof, the right to sell or otherwise dispose of any or all of such property. THE UNDERSIGNED WAIVES EVERY DEFENSE, COUNTERCLAIM OR SETOFF WHICH THE UNDERSIGNED MAY NOW HAVE OR HEREAFTER MAY HAVE TO ANY ACTION BY THE BANK IN ENFORCING THIS GUARANTY, INCLUDING, WITHOUT LIMITATION, EVERY DEFENSE, COUNTERCLAIM OR SETOFF WHICH THE UNDERSIGNED MAY NOW HAVE, OR HEREAFTER MAY HAVE, AGAINST THE BORROWER OR ANY OTHER PARTY LIABLE TO THE BANK IN ANY MANNER. As further security, any and all debts and liabilities now or hereafter arising and owning to any of the undersigned by the Borrower, or any other party liable to the Bank are hereby subordinated to the Bank's claims and are hereby assigned to the Bank. The undersigned ratifies and confirms whatever the Bank may do pursuant to the terms hereof and with respect to any collateral for the Guaranteed Debt, and agrees that the Bank shall not be liable for any error of judgment or mistakes of fact or law. The Bank may, without notice to anyone, apply or set off any balances, credits, deposits, accounts, moneys or other indebtedness at any time credited by or due from the Bank to any of the undersigned against the Guaranteed Debt. Any notification of intended disposition of any property required by law shall be deemed reasonable and properly given if given at least five (5) calendar days before such disposition.

12. Should a claim ("Recovery Claim") be made upon the Bank at any time for recovery of any amount received by the Bank in payment of the Guaranteed Debt (whether received from the Borrower, the undersigned pursuant hereto, or otherwise) and should the Bank repay all or part of said amount by reason of
(i) any judgement, decree, or order of any court or administrative body having jurisdiction over the Bank with the claimant (including the borrower) the undersigned shall remain jointly and severally liable to the Bank for the amount so repaid to the same extent as if such amount had never originally been received by the Bank, norwithstanding any termination hereof or the return of this document to any of the undersigned or the cancellation of any note this guaranty or other instrument evidencing any of the Indebtedness.

13. In the event the Bank shall sell, assign or transfer the Indebtedness or Guaranteed Debt, or any part thereof, or grant participations therein, each and every immediate or remote successive assignee, transferee, holder of or participant therein, of all or any part of the Indebtedness or Guaranteed Debt shall have the right to enforce this guaranty by suit or otherwise for the benefit of such assignee, transferee, holder or participant, as fully as if such assigned transferee, holder or participant were herein by name specifically given such rights, powers and benefits; but the Bank shall have an unimpaired, prior and superior right to enforce this guaranty for its benefit as to so much of the Indebtedness or Guaranteed Debt as it has not been sold, assigned or transferred.

14. No release or discharge of any one or more of the undersigned (if there is more than one guarantor), or of any other person, whether primarily or secondarily liable for and obligated with respect to the Guaranteed Debt, or the institution of bankruptcy, receivership, insolvency, reorganization, dissolution or liquidation proceedings by or against any such guarantor or person, or the entry of any restraining or other order in any such proceeding, shall release or discharge the undersigned or any other guarantor of the Guaranteed Debt, or any other person, firm or corporation liable to the Bank for the Guaranteed Debt, unless and until all of the Guaranteed Debt shall have been fully paid and this guaranty stamped "Canceled" and returned to the undersigned.

15. No delay on the part of the Bank in the exercise of any right or remedy shall operate as a waiver thereof, and no single or partial exercise by the Bank of any right or remedy shall preclude any other or further exercise thereof, or the exercise of any other right or remedy. No action of the Bank permitted hereunder shall in any way affect or impair the rights of the Bank and the obligation of the undersigned under this guaranty.

16. To the extent that the Borrower or any of the undersigned is a corporation, limited liability company or partnership, all references herein to the Borrower and to the undersigned, respectively, shall be deemed to include any successor or successors, whether immediate or remote, to such corporation, limited liability company or partnership.

17. This guaranty has been delivered at Chicago, Illinois, and shall be construed according to the laws of the State of Illinois, in which state it shall be performed by the undersigned. All actions arising directly or indirectly as a result of in consequence of this guaranty shall, in the sole and absolute discretion of the Bank, be instituted and litigated only in courts having situs in the City of Chicago, Illinois, and the undersigned hereby consents to the jurisdiction of any State or Federal Court located and having its situs in said city and waives any right to transfer or charge the venue of any litigation.

18. Wherever possible, each provision of this guaranty shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this guaranty shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions the remaining provisions of this guaranty.

19. It is agreed that the undersigned's liability hereunder is several and is independent of any other guaranties at any time in effect with respect to all or any part of the Indebtedness and that the undersigned's liability hereunder may be enforced regardless of the existence of any such other guaranties.

20. This guaranty, and each and every part hereof, shall be binding upon the undersigned (jointly and severally if there is more than one guarantor) and upon the heirs, legal representatives, successors and assigns of the undersigned, and shall inure to the benefit of the Bank, its successors and assigns.

21. If the undersigned guarantor is a corporation, then and in such event, the undersigned guarantor expressly represents and warrants unto the Bank that the execution and delivery of this guaranty has been duly authorized by resolutions heretofore duly adopted by its Board of Directors in accordance with law and its by-laws, that said resolutions have not been amended nor rescinded, are in full force and effect, that the officers of the undersigned executing and delivering this guaranty, for and on behalf of the undersigned, are duly authorized and empowered so to act. The Bank in accepting this guaranty is expressly relying upon the aforesaid representations and warranties.

22. This guaranty constitutes the entire agreement between the parties relating to the subject matter hereof and is the final and complete expression of their intent. No prior or contemporaneous negotiations, promises, agreements, covenants or representations of any kind or nature, whether made orally or in writing, have been made by the parties, or any of them, in negotiations leading to this guaranty or relating to the subject matter hereof, which are not expressly contained herein, or which have not become merged and finally integrated into this guaranty; it being the intention of the parties hereto that in the event of any subsequent litigation, controversy or dispute concerning the terms and provisions of this guaranty, no party shall be permitted to offer to introduce oral or extrinsic evidence concerning the terms and conditions hereof that are not included or referred to herein and not reflected in writing. This guaranty can only be changed, modified, waived or discharged if consented to in a writing duly signed and delivered on behalf of the Bank. No conditions exist to the legal effectiveness of this guaranty.

23. THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING (i) TO ENFORCE OR DEFEND ANY RIGHTS UNDER OR IN CONNECTION WITH THIS GUARANTY OR AN AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED IN CONNECTION HEREWITH, OR (ii) ARISING FROM ANY DISPUTE OR CONTROVERSY IN CONNECTION WITH OR RELATED TO THIS GUARANTY, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

SIGNED AND SEALED by the undersigned effective this 1st day of August, 2000.


                                              Guarantor

Address: 15 S. Deere Park                     /s/ Lloyd J. Baretz
         Highland Park, IL 60035              ----------------------------
                                              Lloyd J. Baretz
                                              Tax I.D. Number: